Exhibit 99.2

Security Class Holder Account Number Form of Proxy - Annual General and Special Meeting to be held on May 8, 2024 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Eastern Time, on May 6, 2024. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold

------- Fold ------- Fold Appointment of Proxyholder I/We being holder(s) of securities of Triple Flag Precious Metal Corp. (the “Corporation”) hereby appoint: Shaun Usmar, or failing this person, Sheldon Vanderkooy (the "Management Nominees") OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/TripleFlag and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invitation code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Corporation to be held online at https://meetnow.global/M2XRQS2 on May 8, 2024 at 10:00 am, Eastern Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of the Board of Directors 01. Dawn Whittaker For Against 02. Susan Allen For Against 03. Tim Baker For Against 04. Peter O'Hagan 05. Geoff Burns 06. Mark Cicirelli 07. Blake Rhodes 08. Shaun Usmar 09. Elizabeth Wademan 2. Appointment of Auditor Appointment of PricewaterhouseCoopers LLP as our auditor for 2024 and to authorize the directors to fix the auditor’s remuneration. For Withhold 3. Renewal of Omnibus Equity Incentive Plan and Approval of Unallocated Awards As an item of special business to consider and, if deemed fit, approve an ordinary resolution, the full text of which is set forth in the Management Information Circular, confirming and approving the renewal of the Corporation’s omnibus equity incentive plan and all unallocated awards thereunder. For Against 4. Say on Pay Resolution Vote on the advisory resolution on the approach to executive compensation. For Against Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. T Q F Q 3 6 1 2 2 1 A R 1